                                                                                                            EXHIBIT 12

                                              INDIANAPOLIS POWER & LIGHT COMPANY

                                 COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                                                 AND PREFERRED STOCK DIVIDENDS
                                                                              Years Ended December 31,
                                                                           (in thousands, except ratios)
                                                      =========================================================================
                                                        1989            1990            1991            1992             1993
Fixed charges and preferred stock
  dividends, as defined:
  Interest on long-term debt                           $52,731         $47,877         $46,464         $42,663          $41,399
  Other interest                                           602           1,755           2,596           1,251            2,305
  Amortization of debt premium and
    expense -- net                                        (737)            809             666             620              787
  Estimated interest factor
    attributable to rents                                  552             509             420             301              164
                                                      -------------------------------------------------------------------------
        Total fixed charges                             53,148          50,950          50,146          44,835           44,655
  Preferred stock dividends *                            8,195           7,729           4,971           5,043            5,018
                                                      -------------------------------------------------------------------------
        Total fixed charges and preferred
          stock dividends, as defined                  $61,343         $58,679         $55,117         $49,878          $49,673
                                                      =========================================================================


Earnings, as defined:
  Net income                                           $94,471         $97,085        $103,866         $93,058         $102,766
  Add:
  Federal and state income tax
    provisions                                          52,647          55,572          58,527          54,476           59,273
  Fixed charges, as above                               53,148          50,950          50,146          44,835           44,655
                                                      -------------------------------------------------------------------------
        Total earnings,
          as defined                                  $200,266        $203,607        $212,538        $192,369         $206,694
                                                      =========================================================================
Ratio of earnings to combined fixed charges
  and preferred stock dividends                           3.26            3.47            3.86            3.86             4.16
                                                      =========================================================================


*  Preferred stock dividends were increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.

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